

Mail Stop 3561

January 21, 2016

John L. Walsh
Chief Executive Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

     **Re:**    **UGI Corporation**
              **Form 10-K for the Fiscal Year Ended September 30, 2015**
              **Filed November 30, 2015**
              **File No. 1-11071**

Dear Mr. Walsh:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1. We note during Fiscal 2015 one of the two major macroeconomic events impacting your businesses and results was the decline in worldwide commodity prices and you expect your results in Fiscal 2016 will be influenced by commodity prices. We also note on page 6 you disclose "retail propane industry volumes have been declining for several years and no or modest growth in total demand is foreseen in the next several years." Please tell us and in future filings expand your disclosure within Management's Discussion and Analysis to provide more specific insight regarding the operational impact, uncertainties and possible impairments a continued decline in commodity prices and volumes may have on your operations.

Further, with regards to your critical accounting policy on goodwill impairment please confirm to us, if true, that no reporting units are at risk of failing step one of the goodwill impairment test under ASC 350-20-35-4 through 8. Otherwise, for reporting units with material goodwill that are at risk of failing step one of the goodwill impairment test, disclose the following: the percentage by which fair value exceeded carrying value as of the date of the most recent test; a description of how the main valuation assumptions were determined; and a discussion of the degree of uncertainty associated with the main assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the main assumptions.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Monica Gaudiosi, General Counsel